Exhibit 23l

SUBSCRIPTION AGREEMENT BETWEEN THE TRUST

AND THE INVESTOR

RETIREMENT INCOME FUND

A SERIES OF THE

RETIREMENT INCOME TRUST

LETTER OF INVESTMENT INTENT

April 18, 2003

To the Board of Trustees of Retirement Income Trust

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Retirement Income Fund, a series of the Retirement Income Trust, in the amount of one hundred thousand dollars ($100,000) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/Frances Lando

/s/ Michael S. Lando

Frances Lando

Michael S. Lando